MAIL STOP 05-11

February 24, 2005

Ms. Deljit Bains, President
Pacific Northwest Productions, Inc.
12577 61st Avenue
Surrey, B.C.
Canada V3X 3L6

      Re:	Pacific Northwest Productions, Inc.
   Registration Statement on Form SB-2
      File No. 333-119985
      Amendment No. 1 Filed February 3, 2005

Dear Ms. Bains:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus, page 5
1. Under "Summary Financial Information," you refer to $30,000 cash you have in the bank. Please revise.

Risk Factors, page 6
2. With respect to risk factor 8, the staff is confused with the language "assuming completion of this offering." Since the company will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders, it is unclear what "completion of this offering" has to do with the company`s proposed business plans and this risk factor. Please revise the disclosure.
3. You disclose on page 32 that your "working capital is sufficient to pay for the costs of Phase I through Phase III of the business development program, however, if [you] encounter unforeseen expenses or do not sufficiently generate revenues, [you] will need additional financing to continue our operations." It is requested that such information be disclosed as a risk factor.

Selling Security Holders, page 11
4. Please explain the reason for including Deljit Bains and Davinder
Bains as selling security holders.

Plan of Distribution, page 13
5. Please reconcile the offering expenses of $11,250 on page 14 with
the offering expenses in Part II. See prior comment 21. Security Ownership of Certain Beneficial Owners and Management, page
17
6. In prior comment 23, we asked that you provide the beneficial ownership information as of the most recent practicable date. Please indicate the date.
Description of Securities, page 18
7. Please reconcile the number of shares of authorized capital stock on page 18 (100,000,000) with your articles (75,000,000). File the
articles as an exhibit and not as an attachment.
Description of Business, page 19

Principal Products, Services and Markets
8. We do not understand the reference to "the lab" in bullet point
3.
We also do not understand the reference to "128" in bullet point
4.
9. You disclose several times that there will be no labor costs to the company associated with certain steps in the conversion process because those steps will be performed by your officers and directors.
Do you intend to ever pay your officer and directors for their services or will they always work for free? Will they always perform these services or do you expect to hire employees? If not, please revise this disclosure to indicate what your expected labor costs will be.
10. In bullet point 4, you state that the time involved will be relevant to the number of chapters the customer would like to have in the chapter index on the final DVD. Please disclose the amount of time required per chapter.
11. In order to provide a better understanding of your ability to satisfy demand, please disclose the number of one hour tapes you expect to be able to process per day and what your operating hours will be.

      Software and Equipment
12. Please explain the relevance of the various computer components listed on page 23 to your particular business or consider removing this disclosure. Computer jargon is not generally helpful unless given context.
Competition
13. We note your disclosure that you believe you have features in your packages that will be attractive and are reasonable priced and that is may give you a competitive advantage. Please explain.
Are
these features different from your competitors? Are your prices lower?
14. Supplementally advise as to the impact personal home VHF-DVD conversion systems may have on your business. To the extent this creates a material risk or uncertainty, disclose in the risk factor section and this section. Discuss what impact this may have on your results of operations going forward.

Management Discussion and Analysis, page 29
15. Please update this disclosure to the latest practicable date.


Financial Statements

Independent Auditor`s Report
16. Please revise wording of audit report to be in accordance with the auditing standards as set forth in Auditing Standard No. 1 issued by the PCAOB.

General
17. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies